

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2011

<u>Via E-mail</u>

Rebecca C. Polak, Esq.
Executive Vice President, General Counsel and Secretary
KAR Auction Services, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

> **Re: KAR Auction Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 6, 2011**
> **File No. 333-174038**

Dear Ms. Polak:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Given the large number of common shares being offered by affiliates of the registrant, the resale offering by those affiliates appears to be on behalf of the registrant. Accordingly, please revise to name all affiliates selling in the offering as underwriters under the Securities Act of 1933. If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

<u>Corporate Opportunities, page 5</u>

2. Please provide a basis for, or delete as inappropriate, the third paragraph under this heading.

Selling Stockholders, page 6

3. With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons or public company who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder. For guidance, please consider Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.

4. Please identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

5. We note your disclosure that the "Equity Sponsors indirectly received the shares of [y]our common stock that may be resold pursuant to this prospectus in 2007 in connection with their indirect investment in the Company." For each selling stockholder, please disclose in more detail how they acquired the shares offered for resale. For example, please describe the number of shares acquired, the transaction pursuant to which these shares were acquired, the price paid for the shares and the agreements pursuant to which the shares were acquired. Please also file the agreement(s) governing the acquisition of the shares offered for resale by the Equity Sponsors as an exhibit(s) to your registration statement.

Exhibit 5.1

6. In the second paragraph on page two of the opinion, please have counsel delete as inappropriate the assumption that the consideration recited in the Board Resolutions approving the issuance of the Shares has been received in full by the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Gregory A. Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP